

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 18, 2006

Mr. Brent L. Korb
Quanex Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027

> **RE: Quanex Corporation**
> **Form 10-K for the fiscal year ended October 31, 2005**
> **Filed December 21, 2005**
> **File # 1-5725**

Dear Mr. Korb:

We have reviewed your response letter dated August 21, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended October 31, 2005

Note 6. Inventories, page 49

1. We have reviewed your response to our prior comment three. It is unclear to us how and why your accounting policies, for valuing MACSTEEL inventory using both FIFO and LIFO, are appropriate. In this regard, please explain to us the valid business purposes for your policies and provide a more comprehensive discussion of how and why you determined that retaining FIFO for the Monroe facility results in a better matching of revenues and expenses.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.

Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

                                       Sincerely,

                                       John Cash
                                       Accounting Branch Chief